Form 12b-25
  [As last amended in release No. 34-35113, December 19, 1994, 59 F.R. 67752.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: July 31, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the
     Transition Period Ended................................

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ................................................................................

 ................................................................................


Part I - Registrant Information

     Full Name of Registrant:  Daltex Medical Sciences, Inc.
     Former Name if Applicable

     50 Kulick Road
     Address of Principal Executive Office (Street and Number)


     Fairfield, New Jersey 07004
     City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transaction report or portion thereof could not be filed within the prescribed time period.

                     (See attached sheet)

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

     Kris W. Aldridge                           (215) 864-8513
          (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (See attached explanation)                      [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Daltex Medical Sciences, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 30, 1996       By     /s/ Diane E. Fritz,
                                   Vice President and Assistant
                                   Corporate Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                                                   Daltex Medical Sciences, Inc.

Part III - Narrative

     As a result of the Registrant's extremely limited financial resources, the Registrant has limited operational resources. Members of the Registrant's Board of Directors and the Registrant's only full-time employee have been involved in certain other business activities of the Registrant which are critical to its future and which have made it difficult to complete the preparation of the Registrant's Form 10-K on time.



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                                                   Daltex Medical Sciences, Inc.

Part IV - Other Information

     While the Registrant does not expect any significant change in its results of operations from the last fiscal year, as reflected in the independent auditor's report filed in connection with the Annual Report on Form 10-K, which did not express an opinion on the Registrant's financial statements for the year ended July 31, 1995, there remains substantial doubt about the Registrant's ability to continue as a going concern.




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